December 17, 2019

James D. DeVries
President and Chief Executive Officer
ADT Inc.
1501 Yamato Road
Boca Raton, Florida 33431

       Re: ADT Inc.
           Registration Statement on Form S-3
           Filed December 3, 2019
           File No. 333-235331

Dear Mr. DeVries:

        We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-3 filed December 3, 2019

Exclusive Forum Selection , page 10

1. We note your disclosure that the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for certain litigation.
       Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 James D. DeVries
ADT Inc.
December 17, 2019
Page 2
         provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser,
Special Counsel at 202-551-3222 if you have questions regarding our comment.



FirstName LastNameJames D. DeVries                              Sincerely,
Comapany NameADT Inc.
                                                                Division of
Corporation Finance
December 17, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName